UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

ASSAÍ
ATACADISTA

EARNINGS RELEASE

2Q22

EARNINGS CONFERENCE CALL

Thursday, July 28th, 2022

11:30 (Brasília) | 10:30 (New York) | 15:30 (London)

Videoconference call in Portuguese (simultaneous translation)
Videoconference via Zoom: click here.

The Company will hold its videoconference call via Zoom. The information and links for accessing the call are available on our website and in our quarterly earnings materials

São Paulo, July 27th, 2022 - Assaí Atacadista announces its results for the second quarter of 2022. All comments on adjusted EBITDA exclude other operating expenses and income in the periods. The figures also include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases, except where stated otherwise.

STRONG QUARTERLY PERFORMANCE: ACCELERATED GROWTH COMBINED WITH ROBUST RESULTS FIRST HYPERMARKET CONVERSIONS IN JULY AND WORK CALENDAR ADVANCING AS EXPECTED

RESULTS

•	Gross sales amounted to R$14.5 billion in 2Q22, with an intense growth pace of +33% (vs. +21% in the 1Q22), an increase of R$3.6 billion in the quarter. Total sales more than doubled in 3 years, leading to significant market share gains. In the last 12 months, Assaí’s gross sales amounted to R$51.4 billion, and, considering an annualized view, revenues are already over R$60 billion (1) without any contribution from sales from hypermarket conversions;

•	Net sales improved by +33% (2) mainly due to:
o	the excellent contribution of +18.1% from the 33 stores opened in the last 12 months; and
o	the robust same-store sales growth of +14.7%, with an increase in customers traffic, especially B2B clients, and in volumes, boosted by successful commercial dynamics and consistent throughout the quarter;

In 1H22, net sales came to R$24.7 billion, an improvement of R$5.3 billion compared to 1H21;

•	Strong expenses decrease of 0.6 p.p. in 2Q22, despite the model evolution and advances on expansion.
•	Adjusted EBITDA strongly improved by 30% (2), reaching R$978 million with margin of 7.4%, an acceleration of +0.8 p.p. (3) compared to 1Q22, as a result of a successful commercial strategy and greater dilution and control of expenses despite the strong expansion. In 1H22, Adjusted EBITDA totaled R$1.7 billion, up 24% (2), with margin of 7.0%;

•	Net income amounted to R$319 million in 2Q22, +21% higher than the 2Q21(2), with net margin of 2.4%. In 1H22, net income came to R$533 million mainly due to the higher operational leverage, which largely offsets the impact of high interest rates;

•	Strong operational cash generation of R$2.8 billion in the last 12 months, R$1 billion higher than the previous year and +60% growth.

EXPANSION

•	The expansion plan advances in an accelerated pace and it is much superior compared to previous years, with 52 new stores forecasted for 2022:
o	8 stores opened in the 1H22, 4 of which in 2Q22. In the last 12 months, sales area expanded +22% and surpassed 1 million sqm;
o	First hypermarkets conversions in July: Ceilândia (Federal District) and Campina Grande (Paraíba);
o	More than 50 stores under construction in 15 states, a perspective of at least 40 conversions openings by end-December, with around 10 stores per month from August on, besides another 4 organic stores.

DIGITAL

•	Sales via last milers partnerships reported accelerated growth: +34% vs. 1Q22, 2x higher than the reported by bricks-and-mortar stores. Online sales potential will increase with hypermarket conversions, expanding coverage to consumers who seek greater convenience.
•	App evolution, which is now called "Meu Assaí" and incorporates new functionalities, improving customer's journey with the Company's brand and the phygital strategy.

(1) Considering the seasonality between the quarters; (2) Excluding tax credits of 2021; (3) Percentage points

Assaí delivered another quarter of strong performance in 2Q22, above expectations, demonstrating once again the resilience of our business. The more competitive sales dynamics, assortment adjustments, rigorous expenses control, rapid maturation of new stores and return of B2B clients contributed directly to the excellent results achieved, despite the economic scenario. Our expansion schedule continues to advance, with the inauguration in July of the first stores of the hypermarket conversion project. We will enter the most intense phase of this calendar in the coming months and we are confident in the dedication of our over 60,000 Assaí employees to deliver the openings forecasted for 2022. A team that also contributed to our certification by Great Place to Work (GPTW), - thus, despite being one of the fastest growing companies and that most creates jobs in Brazil, Assaí was also recognized as an excellent place to work.

Belmiro Gomes, CEO of Assaí

INCOME STATEMENT

In May 2021, The Supreme Federal Court of Brazil (STF) disclosed a favorable decision in favor of taxpayers concluding that all ICMS highlighted should be excluded from the PIS and COFINS calculation basis. Thus, in the 2Q21, Assaí recognized fiscal credits of R$62 million, of which R$40 million in net revenue and R$22 million in financial result due to monetary adjustment.

The figures presented in the table below and the following comments exclude the effects of these tax credits.

*Excluding fiscal credits.

BETTER SALES TREND WITH STRONG ACCELERATION IN THE QUARTER

Net sales amounted to R$13.3 billion in 2Q22, 2x higher than sales reported in 2Q19. With an increase of R$3.3 billion and +32.8% growth vs. 2Q21, sales performance presented a strong acceleration compared to 1Q22, mainly driven by:

(i)	the strong contribution of organic expansion in the last 12 months (+18.1%), with the opening of 33 new stores; and
(ii)	the advance of same-store sales, with a double-digit growth of +14.7%, despite the significant comparison base (+9.2%).

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The assortment adjustments and the successful commercial strategy contributed to a better sales dynamics, with higher customers traffic in the stores, especially B2B clients, and resumption of volumes.

ACCELERATED EXPANSION: FIRST CONVERSIONS AND MORE SERVICES

The expansion schedule advances as expected: at least 52 new stores are forecasted for 2022, which represents a number of stores much higher than the record level reported in the previous year (28 stores).

During the quarter, 4 new organic stores were inaugurated, strengthening Assaí’s presence in regions with high growth potential, such as the North and Northeast, as well as in important cities such as Ribeiro Preto (São Paulo) and Betim (Minas Gerais). In the last 12 months, 33 new stores were opened, which represents a +22.2% sales area expansion. Also, another 4 store openings are expected for the second half of 2022, totaling 12 organic stores in 2022.

In July, the first hypermarket conversions, Ceilândia (Federal District) and Campina Grande (Paraíba), increases the Company’s sales area by approximately 11,000 sqm, which has already surpassed 1 million sqm.

Currently, more than 50 stores are under construction, with 10 stores per month expected to open from August on, totaling at least 40 openings by end-December.

As part of its constant efforts to improve customer shopping experience, the Company has been focusing on its assortment and the services offered in stores according to clients’ needs and customers profile around each store.

ADVANCES IN DIGITAL INITIATIVES

Assaí's strategy is to offer the best shopping experience to customers, including the possibility to buy online from Assaí through partnerships with last miler operators. The digital initiatives, available in 55 cities, have only 9 months operation, but already presents fast progress: +34% increase in comparison to 1Q22, 2x higher than the reported by brick-and-mortar stores.

The digital partnerships have evolved in a very consistent path and will be intensified with the hypermarket conversions, as the Company gains access to regions and publics where online food sales are more significant.

Strengthening the phygital strategy, the Company's app begins to be reformulated in order to improve customer's journey by matching the physical world experience with the online. The launch of “Meu Assaí” app will bring even more knowledge about the consumer behavior by incorporating new features such as personalized offers, exclusive campaigns, discounts and additional services to those existing in stores. Launching tests are taking place on a pilot basis and the access to the new app should be expanded to the rest of the country by the end of this year.

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SUCCESSFUL COMMERCIAL STRATEGY AND STRONG OPERATIONAL LEVERAGE

Gross profit reached R$2.1 billion in the quarter, with a 16.1% margin (vs. 16.8% in 2Q21). The result is mainly explained by the one-off impact of 33 openings throughout the last 12 months and by an effective and consistent commercial strategy throughout the quarter.

Selling, general and administrative expenses corresponded to 9.0% of net sales in 2Q22, a 0.6 p.p. reduction from 2Q21, thanks to the higher dilution and strict expenses control, which contributed to offset pressures coming from the expansion.

Other operating expenses amounted to R$34 million in the quarter, mainly explained by the provision related to the assets write-off from stores that will be closed, as expected, and by costs related to the acquisition of hypermarket stores.

Adjusted EBITDA came to R$978 million in 2Q22, representing a strong increase of +29.9% and margin of 7.4% (vs. 7.5% in the 2Q21), confirming the solid operational performance of the business. In the 1H22, Adjusted EBITDA totaled R$1.7 billion, a +24.1% growth compared to 1H21, with 7.0% margin (vs. 7.2% in 1H21).

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FINANCIAL RESULT AFFECTED BY HIGHER INTEREST RATES

The net financial result post-IFRS16 was R$328 million in the 2Q22, equivalent to 2.5% of net sales. Financial expenses excluding the effects from interest on lease liabilities amounted to R$221 million, corresponding to 1.7% of net sales.

During the quarter, the financial result was affected mainly by higher interest rates, with the CDI approximately four times higher when compared to the same period of 2021, and by a higher volume of gross debt, which includes funding operations carried out throughout the last 12 months, given the hypermarket conversion project.

In the 1H22, financial expenses excluding the effects from interest on lease liabilities amounted to R$423 million, corresponding to 1.7% of net sales, highly affected by the pressures from high interest rates in the period.

NET INCOME GROWTH CONFIRMS THE BUSINESS MODEL STRENGTH

Net income in 2Q22 was R$319 million, with margin of 2.4%. The robust result, which represents an improvement in comparison to both 2Q21 and 1Q22, is mainly explained by the higher volume of sales, coming from the successful commercial strategy, and strict expenses control, despite the accelerated expansion and a scenario of high interest rates that impacted the financial result. In the 1H22, net income reached R$533 million and a margin of 2.2%.

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Quarter
Semester
+21%
+6%
264
319
504
533
2Q21(1)
2Q22
1H21 (1)
1H22

	2Q21[1]	2Q22	1H21[1]	1H22
Net Margin[2]	2.6%	2.4%	2.6%	2.2%

(1) Ex. Fiscal Credits
(2) % Net Sales

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INVESTMENTS LEVEL REFLECTS THE STRONG EXPANSION PACE

During the quarter, gross investments amounted to R$1.4 billion, regarding the 4 organic stores opened in the period and more than 50 under construction, of which 4 organic and the remaining related to the hypermarket conversion project.

ROBUST OPERATIONAL CASH GENERATION OF R$ 2.8 BILLION IN 12 MONTHS

Assaí's business model enables a strong operational cash generation, that reached R$ 2.8 billion in the last 12 months ended in June/22, an increase of R$1 billion compared to the previous year and a growth of 59.5%.

Working capital and Capex were impacted by the strong expansion and by hypermarket conversions project, whose inaugurations started in July and will occur in an accelerated pace in the coming quarters.

8

INDEBTEDNESS IN LINE WITH THE COMPANY’S GROWTH STRATEGY

By the end of 2Q22, Company’s indebtedness, represented by the ratio net debt/Adjusted EBITDA, reached 2.72x, as forecasted given the hypermarket conversion project, and it is mainly explained by the higher level of investments in the last 12 months, especially with the openings of 33 new stores and another 50 under construction, besides the payments related to the acquisition of hypermarket commercial points.

In the quarter, gross debt amounted to R$11.2 billion, which includes the issuances carried out throughout the last 12 months in order to face the hypermarket commercial points acquired in the 4Q21, whose inaugurations started in July. By end-December, more than 40 stores will be inaugurated. The debt cost is approximately CDI+1.5% and the maturity is nearly 4 years.

The Company expects a fast deleverage as a result of the openings schedule, reaching a level below 2x by the end of 2023.

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COMMITMENT TO THE BEST ESG PRACTICES

Assaí seeks bringing initiatives that will contribute for building a more responsible and inclusive society, given 5 main strategic pillars:

1)	Tackling Climate Change: to improve and innovate the environmental management;
2)	Integrated Management and Transparency: to improve social, environmental and governance practices through ethical and transparent relations;
3)	Transformation in the Value Chain: to co-build value chains committed to the environment and people;
4)	Engaging with Society: to be a mobilizing agent, promoting inclusive and fair opportunities; and
5)	Valuing Our People: to be a reference in promoting diversity, inclusion and sustainability through the Company's employees.

The highlights of 2Q22 regarding ESG topics were:

•	The Company was certified by GPTW (Great Place to Work) in the first year in which it underwent this assessment. The certification reveals the perception of employees in relation to the various policies, practices and behaviors of the organization, which attracts and retains good professionals and helps to create good relationships with shareholders.

•	Double awards for diversity and inclusion practices:
o	3rd place for Inclusion of People with Disabilities from the 1st Survey Ethos/Época de Inclusão;
o	3rd place for Best Companies in Diversity Practices and Actions – Non-Signatory Companies category – market practices.

•	Conducting the 1st Diversity Census, in partnership with the Instituto Identidades do Brasil (ID_BR), allowing for more in-depth diagnoses and mapping of priorities and specific actions based on the contribution of our employees, which had 56.4% adherence to the process.

•	Advances in diversity and inclusion:
o	retention rate after 12 months of returning from maternity leave reached a level above 86%;
o	People with disabilities account for more than 5.5% of the overall workforce, an improvement of +0.3 p.p. from 2Q21.

•	Decrease of 21% in Scope 1(1) and 2(2) emissions, in line with the strategy to fight climate change and to the 38% reduction target by 2030 (base year 2015). Highlights for the -14.3% drop in refrigerant gas emissions (scope 1) and -1.76% in the average energy consumption per sqm in scope 2;

•	Growth of 82% growth in enrollments for the Academia Assaí Award in comparison to the previous year, which recognizes and financially supports small entrepreneurs' businesses, also considering socioeconomic criteria in the evaluation. 1,500 people were directly benefited, 54% of them women and 56% black or brown.

(1) Emissions coming from the company

(2) Emissions coming from electricity consumption.

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ABOUT SENDAS S.A.

Assaí is a Cash & Carry company that serves small and medium-sized merchants and consumers in general, in the purchase of single items or in large volumes. With gross sales of R$51.4 billion in the last 12 months, Assaí operates in all five regions of Brazil with more than 220 stores in 23 states (including the Federal District), has over 60 thousand employees and, monthly, receives 30 million customers in its stores.

In 2022, Assaí was considered the best C&C company in two surveys carried out by the Datafolha Institute: “Os Melhores de São Paulo - Serviços” (winning for the 7th consecutive year); and “O Melhor da Internet no Brasil”. Also received, for the 2nd consecutive year, the ‘’Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente’’ award and became a company certified with the Great Place to Work seal. Assaí is one of Brazil’s 20 most valuable brands, according to the annual ranking compiled by Interbrand, and ranks 17th in the country in terms of net sales.

INVESTOR RELATIONS CONTACTS

Gabrielle Castelo Branco Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

E-mail: ri.assai@assai. com.br

Website: www.ri.assai.com.br

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APPENDICES

OPERATIONAL INFORMATION

I – Store network and sales area

FINANCIAL STATEMENTS

II – Income Statement

12

III - Balance Sheet

13

IV – Cash Flow

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.